SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lexon Technologies, Inc.
(Name of Issuer)

Ordinary Common Stock, Par Value $0.001
(Title of Class of Securities)

52977N307
(CUSIP Number)

Hansin Kim, Esq.
KL & Kim PC
3435 Wilshire Blvd., Suite 2600
Los Angeles, California 90010
(213) 382-3500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  52977N307

	(1) NAME OF REPORTING PERSON	Liveplex Co., Ltd.
	(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
	(3) SEC USE ONLY
	(4) SOURCE OF FUNDS	WC
	(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
	(6) CITIZENSHIP OR PLACE OF ORGANIZATION	Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) SOLE VOTING POWER	6,000,000
	(8) SHARED VOTING POWER	0
	(9) SOLE DISPOSITIVE POWER	6,000,000
	(10) SHARED DISPOSITIVE POWER	0
	(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,000,000
	(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
	(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	60.0%(1)
	(14) TYPE OF REPORTING PERSON	CO

(1)
On the basis of 10,000,000 shares of the Ordinary Common Stock issued and outstanding as of November 23, 2011 as reported by the Issuer in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2011.

SCHEDULE 13D

CUSIP No.  52977N307

	(1) NAME OF REPORTING PERSON	Byung Jin Kim
	(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
	(3) SEC USE ONLY
	(4) SOURCE OF FUNDS	00
	(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
	(6) CITIZENSHIP OR PLACE OF ORGANIZATION	Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) SOLE VOTING POWER	0
	(8) SHARED VOTING POWER	6,000,000
	(9) SOLE DISPOSITIVE POWER	0
	(10) SHARED DISPOSITIVE POWER	6,000,000
	(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,000,000
	(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
	(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	60.0%(1)
	(14) TYPE OF REPORTING PERSON	IN

(1)
On the basis of 10,000,000 shares of the Ordinary Common Stock issued and outstanding as of November 23, 2011 as reported by the Issuer in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2011.

SCHEDULE 13D

Item 1.  Security and Issuer

This statement relates to the Ordinary Common Stock, par value $0.001 (the "Shares"), issued by Lexon Technologies, Inc (the "Issuer").  The address of the principal executive offices of the Issuer is 14830 Desman Road, La Mirada, CA 90638.

Item 2.  Identity and Background

The persons filing this statement are Liveplex Co., Ltd. (“Liveplex”) and Byung Jin Kim (“Kim”) (collectively, the "Reporting Persons").

Liveplex

Liveplex is a Korean corporation which is engaged in the business of online game development and operation and manufacture and distribution of leisure tents.  The address of the principal business office of Liveplex is Dongsin Building 6th Floor, 600-2, Shinsa-Dong, Gangnam-Gu, Seoul, Korea 135-893.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Liveplex are set forth in Schedule A attached hereto.

Kim

Kim currently serves as CEO of Liveplex.  Kim is the holder of approximately 20.12% shares of equity stocks of Liveplex. His principal business address is Dongsin Building 6th Floor, 600-2, Shinsa-Dong, Gangnam-Gu, Seoul, Korea 135-893. Kim is a citizen of the Republic of Korea

None of the Reporting Persons nor any executive officer or director of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar  misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On November 23, 2011, the Issuer issued 6,000,000 shares of the Ordinary Common Stock to Liveplex at a price of approximately $0.417 per share in exchange for a purchase price of $2.5 million paid by Liveplex (the “Transaction”), in accordance with the terms of the Subscription Agreement dated as of October 5, 2011 between the Issuer and Liveplex (the “Subscription Agreement”).

Liveplex provided the necessary funds for the Transaction from existing working capital.

Item 4.  Purpose of Transaction

(a)-(c)  Not applicable.

(d) Upon consummation of the transaction pursuant to the Subscription Agreement, following officers and directors of the Issuer resigned from their respective positions:

James Park	Chief Executive Officer/ Chairman of the Board
Young Won	Chief Operating Officer/ Director
Bong S. Park	Chief Financial Officer/ Director
Hyung Soon Lee	Director

In addition, Byung Jin Kim, Eu Gene Lee, and Kyu Seok Lee have been elected to the Board as of November 26, 2011.

(e)-(j)  Not applicable.

The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt or other securities, notes or instruments (collectively, "Securities") of the Issuer in the open market or otherwise and reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer

(a) The following sets forth, as of November 23, 2011, information regarding the beneficial ownership of the Ordinary Common Stocks by each Reporting Person and by all Reporting Persons as a group.

Liveplex and Kim may be deemed to beneficially own, in the aggregate, 6,000,000 shares, representing approximately 60.0% of the Issuer’s issued and outstanding Ordinary Common Stock (on the basis of 10,000,000 shares of the Ordinary Common Stock issued and outstanding as of November 23, 2011 as reported by the Issuer in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2011).

(b) Liveplex has sole voting power and sole dispositive power with regard to 6,000,000 shares acquired as of November 23, 2011.  Kim has shared voting power and shared dispositive power with regard to such Shares, and Kim, by virtue of his relationship to Liveplex, as disclosed in Item 2, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Liveplex directly beneficially owns.

Beneficial ownership of the Shares referred to herein is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares by virtue of their relationships and their understandings as disclosed herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Issuer or each Reporting Person that it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Other than as set forth in this Report, the Reporting Persons have not effected any transactions in the Share of the Issuer within the past 60 days.

(d)-(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The information contained in Item 4 is incorporated herein by reference.

To induce Liveplex to enter into the Transaction, several shareholders of the Issuer, including Paragon Toner, Inc. (“Paragon”), Dimitri Felix & Associates, LLC (“Dimitri”), Yang H. Park (“Park”) and Won Young (“Young”, together with Paragon, Dimitri, and Park “Pledgors”), made certain representation as to the financial condition of the Issuer and further agreed to be responsible for any damages to Liveplex in case that such representation is later determined to be false.  In connection therewith, Paragon, Dimitri, Park and Young granted to Liveplex a right of pledge over 4,755 Shares, 12,121 Shares, 11,866 Shares, and 51,237 Shares respectively(collectively hereinafter, “Pledged Shares”).  However, the voting rights attached to the Pledged Shares are not transferred under the security agreements, and each of Pledgors retains the explusive right to vote their respective shares.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

1         Joint Filing Agreement of the Reporting Persons.

2         Subscription Agreement between the Issuer and Liveplex.

3         Pledge Agreement between Liveplex and Paragon

4         Pledge Agreement between Liveplex and Dimitri

5         Pledge Agreement between Liveplex and Park

6         Pledge Agreement between Liveplex and Young

7         Power of Attorney for Liveplex

8         Power of Attorney for Kim

SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2011

Liveplex Co., Ltd.

By:	/s/ Byung Jin Kim
Name: Byung Jin Kim
Title: CEO

Byung Jin Kim

By:	/s/ Byung Jin Kim
Name: Byung Jin Kim

[Signature Page of Schedule 13D]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

Liveplex Co., Ltd.
Name	Position
_____	_______

Byung-Jin Kim	CEO/ Director
Ho Sun Kim	Director
Min-Kyu Choi	Director
Sung Won Oh	Director

The above listed persons are all citizens of the Republic of Korea. Each of those officers and directors’ business address is Dongsin Building 6th Floor, 600-2, Shinsa-Dong, Gangnam-Gu, Seoul, Korea 135-893.